July 17, 2023

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Verano Holdings Corp. Registration Statement on Form S-3 File No. 333-273161

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Verano Holdings Corp., a British Columbia corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on July 19, 2023 at 4:30 p.m., Eastern time, or as soon thereafter as practicable. The Company respectfully requests that you confirm the Registration Statement has been declared effective by notifying Tom Hughes of Winston & Strawn LLP at 214.453.6441.

Should you have any questions regarding this request, please contact Tom Hughes of Winston & Strawn LLP at 214.453.6441. Thank you for your attention to this matter.

Very truly yours,

VERANO HOLDINGS CORP.

/s/ Laura Marie Kalesnik
Laura Marie Kalesnik
Chief Legal Officer, General Counsel and Secretary

cc:	Tom Hughes, Partner, Winston & Strawn LLP
Justin Reinus, Partner, Winston & Strawn LLP